Exhibit (d)(2)

WRITTEN CONSENT AND WAIVER

(10% CONVERTIBLE BONDS DUE 2016)

This Written Consent and Waiver (this “Consent and Waiver”) is entered into as of June 7, 2016 by and between Cheng Chung Hing, a natural person (the “Bondholder”), and by China Metro-Rural Holdings Limited, a limited liability company incorporated under the laws of the British Virgin Islands (the “Issuer”). Each of the Bondholder and the Issuer shall be referred to herein individually as a “Party” and collectively as the “Parties.”

RECITALS

A. The Issuer issued certain 10% Convertible Bonds Due 2016 (the “Bonds”) pursuant to a resolution passed by the board of directors of Issuer on December 9, 2013.

B. The Bondholder is the registered holder of (1) US$5,000,000 of the Bonds represented by Certificate number 1 issued on December 20, 2013 and (2) US$10,000,000 of the Bonds represented by Certificate number 1 issued on March 20, 2014.

C. Pursuant to the Terms and Conditions of the Bonds, the Bonds are convertible into ordinary shares of Issuer.

D. The Issuer has notified the Bondholder that, pursuant to an Agreement and Plan of Merger (the “Merger Agreement”), the Issuer intends to (a) merge with CMR Merger Sub Limited, a limited liability company incorporated under the laws of the British Virgin Islands, (“Merger Sub”) and a wholly owned subsidiary of China Metro-Rural Investment Limited, a limited liability company incorporated under the laws of the British Virgin Islands (“Parent”), with the Issuer (i) continuing as the surviving company (such transaction, the “Merger”) and (ii) becoming a wholly owned subsidiary of Parent, and, following the Merger, (b) delist Issuer’s ordinary shares from the NYSE MKT (the “Delisting”).

E. As set forth in the Merger Agreement, attached hereto as Exhibit A, following the consummation of the Merger, Parent will assume the obligation of Issuer to issue ordinary shares upon conversion of the Bonds, such that, by virtue of the Merger, ordinary shares of Parent shall be issuable upon any conversion of Bonds in lieu of ordinary shares of Issuer (the “Assumption”). Such obligation so assumed by Parent will continue to have, and be subject to, the same terms and conditions of the Bonds provided that (i) outstanding Bonds, if and when exercisable in accordance with their terms, shall be exercisable for a number of ordinary shares of Parent equal to that number of ordinary shares of Issuer that were subject to such outstanding Bonds immediately prior to the Merger, and (ii) the per share exercise price for the ordinary shares of Parent issuable upon exercise of such outstanding Bonds shall be equal to the exercise price per ordinary share of Issuer of such outstanding Bonds immediately prior to the Merger, subject to the adjustments set forth in the Bonds. Upon assumption of such obligation, the holders of Bonds shall have no additional rights or benefits with respect to the issuance of ordinary shares of Parent upon conversion of outstanding Bonds beyond those which they had immediately prior to the Merger pursuant to the terms of such Bonds and shall not be relieved of any obligations or restrictions applicable upon conversion of such Bonds. The foregoing notwithstanding, Parent shall not, directly or indirectly, be responsible for the performance of any obligations under the Bonds, including the payment of principal, interest and premium, if any, all of which obligations shall remain the sole responsibility of the Issuer.

F. Condition 6.2 of the Terms and Conditions of the Bonds provides that for so long as the Bonds remain outstanding, unless with the Bondholder’s consent, the Issuer shall pay the expenses of the issue of, and all expenses of obtaining and maintaining a listing on the NYSE MKT for, the Conversion Shares.

NOW, THEREFORE, in consideration of the mutual promises and agreements set forth herein, the Parties hereby agree as follows:

AGREEMENT

1. Defined Terms. Unless otherwise specified, capitalized terms used in this Consent and Waiver have the same meaning given to such terms in the Terms and Conditions of the Bonds.

2. Approval of the Merger. The Bondholder hereby approves of the Merger and the terms in the Merger Agreement.

3. Waiver of Notice. The Bondholder hereby affirms that the Issuer provided sufficient notice of the Merger and Delisting to the Bondholder to satisfy the Terms and Conditions and requirements of the Bonds, and the Bondholder hereby waives any requirements to provide notice to the Bondholder in connection with the Merger or Delisting.

4. Approval of the Delisting; No Amendments. The Bondholder hereby approves of the Delisting and affirms that, (a) following the Assumption, no amendments to the Terms and Conditions of the Bonds will be required and (b) the Issuer fulfilled the requirements of the Terms and Conditions of the Bonds with respect to the Delisting.

5. Waiver of Listing Requirement. The Bondholder hereby waives requirements of Condition 6.2 of the Terms and Conditions of the Bonds related to the Delisting, including but not limited to, the requirement to obtain and maintain a listing on the NYSE MKT for the Conversion Shares.

6. Successors and Assigns. This Consent and Waiver shall be binding upon and shall inure to the benefit of the Parties and their respective successors and permitted assigns.

7. Counterparts. This Consent and Waiver Agreement may be signed in any number of counterparts and each counterpart shall represent a fully executed original as if signed by all Parties. Facsimile or PDF signatures shall be deemed original.

8. Governing Law. This Consent and Waiver shall be governed by and construed and interpreted in accordance with the laws of Hong Kong.

9. Severability. If any term or provision of this Consent and Waiver shall be held invalid or unenforceable, the remainder of this Termination Agreement shall not be affected.

10. No Third Party Beneficiaries. This Consent and Waiver is solely for the benefit of the Parties and their successors and permitted assigns and no right or cause of action shall accrue by reason hereof for the benefit of any third party not a party hereto.

11. Entire Agreement. This Consent and Waiver constitutes the entire understanding between the Parties with respect to the subject matter hereof and supersedes all negotiations, prior discussions and prior agreements and understandings relating to such subject matter.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties have entered into this Written Consent and Waiver as of the date first above written.

BONDHOLDER

/s/ Cheng Chung Hing
Cheng Chung Hing

ACKNOWLEDGED AND AGREED:

ISSUER

China Metro-Rural Holdings Limited

By:	/s/ Sio Kam Seng
Name:	Sio Kam Seng
Title:	Chief Executive Officer

EXHIBIT A

AGREEMENT AND PLAN OF MERGER